UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                             Hancock Holding Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410120-10-9
                            ------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's intitial filing on this form which respect to the subject class of securities, and for any subsequent admendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410120-10-9               13G                        Page 2 of 5 pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Leo W. Seal, Jr.        ###-##-####


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [  ]
                                                        (b) [  ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                  5.       SOLE VOTING POWER
NUMBER                              1,610,151.9
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                            0
EACH
REPORTING         7.       SOLE DISPOSITIVE POWER
PERSON                              1,175,328.9
WITH
                  8.       SHARED DISPOSITIVE POWER
                                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,610,151.9

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*    [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         14.5%

12.      TYPE OF REPORTING PERSON *
         IN

                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 410120-10-9               13G                        Page 3 of 5 pages


                        Amendment No. 14 to Schedule 13G
                                Leo W. Seal, Jr.

Item 1(a)                  Name of Issuer:

                           Hancock Holding Company

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           One Hancock Plaza
                           2510 14th Street
                           Gulfport, MS   39501

Item 2(a)                  Name of Person Filing:

                           Leo W. Seal, Jr.

Item 2(b)                  Address of Principal Business Office or if none,
                           Residence:

                           One Hancock Plaza
                           2510 14th Street
                           Gulfport, MS   39501

Item 2(c)                  Citizenship:

                           United States of America

Item 2(d)                  Title of Class of Securities:

                           Common Stock, par value $3.33 per share

Item 2(e)                  Cusip Number:

                           410120-10-9

Item 3 If this statement is filed pursuant to Rules 13d-a(b) or 13d-2(b), check whether the person filing is a :

                           (a)(  ) Broker or Dealer registered under Section 15
                                   of the Act

                           (b)(  ) Bank as defined in Section 3(a)(6) of the Act

                           (c)(  ) Insurance Company as defined in Section 3(a)
                                   (19) of the Act

                           (d)(  ) Investment Company registered under Section 8
                                   of the Investment Company Act

                           (e)(  ) Investment Adviser registered  under  Section
                                   203 of the Investment Advisers Act of 1940

                           (f)(  ) Employee  Benefit Plan, Pension Fund which is
                                   subject  to the  provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

                           (g)(  ) Parent Holding Company, in accordance with
                                   240.13d-1(b)(ii)(G)  (Note: see item 7)

                           (h)(  ) Group, in accordance with 240.13d-1(b)(1)(ii)
                                   (H)

CUSIP No. 410120-10-9               13G                        Page 4 of 5 pages

Item 4 Ownership:

                           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

         (a)  Amount Beneficially owned:

              1,610,151.9 shares (including 434,823 shares as to which the reporting person disclaims beneficial ownership as disclosed in
              Item 6.)

         (b) Percent of Class:

              14.5%

         (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:

                 1,610,151.9


           (ii)  shared power to vote or to direct the vote:

                 0

          (iii)  sole power to dispose or to direct the disposition of

                 1,175,328.9

           (iv)  shared power to dispose or to direct the disposition of

                 0

Item 5    Ownership of Five percent or less of a class.

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Of the shares listed in Item 4, 434,823 shares are held in fiduciary capacity in the Trust Department of Hancock Bank under terms that give the reporting person sole voting rights but no power of disposition. The reporting person's sister and her children are the beneficiaries of this trust and therefore they have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The reporting person disclaims beneficial ownership of these 434,823 shares. The shares listed in this item also include 2,494.1 shares owned by the reporting person's spouse, 96,800 shares held in a charitable trust as to which the reporting person's spouse has voting authority, and 23.8 shares owned by the reporting person's children, as to which the reporting person disclaims beneficial ownership. Also included are 29,000 shares which Mr. Seal has the option to buy through the Company's Employee Incentive Plan. Under the plan unexercised options do not have voting rights.

          Excluded from the shares listed in Item 4 and on Row 9 are 226,717 shares which are held in Charitable Remainder Trusts as to which Mr. Seal has no voting or dispositive powers. These shares are reported only because Mr. Seal receives the income generated from the Trusts.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding company.

          Not applicable

Item 8    Identification and classification of Members of Group.

          Not applicable

Item 9    Notice of Dissolution of Group.

          Not applicable

CUSIP No. 410120-10-9               13G                        Page 5 of 5 pages

Item 10   Certification

          Not applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2000
------------------------------
Date



/s/ Leo W. Seal, Jr.
------------------------------
Leo W. Seal, Jr.